UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-52944

CUSIP NUMBER

602694101

(Check One:)

( X ) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q ( ) Form N-SAR ( ) Form N-CSR

For Period Ended: August 31, 2011

( ) Transition Report on Form 10-K

( ) Transition Report on Form 20-F

( ) Transition Report on Form 11-K

( ) Transition Report on Form 10-Q

( ) Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MINE CLEARING CORP.

Full Name of Registrant

Former Name if Applicable

1 Yonge Street , Suite 1801

Address of Principal Executive Office (State and Number)

Toronto,On M5E  1W7

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 (X) (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable expense;

 (X)  (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 ( ) (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company's Quarterly Report on Form 10-K for the year ended August 31, 2010 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and the compilation of certain financial and other information required to be included in the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Camilo Velasquez	(250) 490	-3378
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

( X ) Yes ( ) No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( X) Yes (  ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The loss from operations (excluding gain from debt extinguishment)for the period ending August 31,2011 is estimated an under $96,566 which is in comparison to $92,633 for the year ending August 31, 2010. The net loss for the fiscal year ending August 31, 2010 was $96,566, as compared to a forecast net income for the fiscal year ending August 31, 2011 of $ 55,902. This forecast net income is due to a gain from extinguishment of debt in the amount of $ 152, 468 related to the resignation of our former Chief Executive Officer.

MINE CLEARING CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 29,2011	By:	/s/ Camilo Velasquez
Camilo Velasquez President